UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number: 001-15787
     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
New England Life Insurance Company Agents’ Deferred Compensation Plan and Trust
     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
MetLife, Inc.
200 Park Avenue
New York, New York 10166-0188

NEW ENGLAND LIFE INSURANCE COMPANY
AGENTS’ DEFERRED COMPENSATION PLAN AND TRUST
NOTE: Supplemental schedules not listed due to the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustee and Participants of the
New England Life Insurance Company Agents’ Deferred Compensation Plan and Trust
We have audited the accompanying statements of net assets available for benefits of the New England Life Insurance Company Agents’ Deferred Compensation Plan and Trust (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Form 5500 Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of the Year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2008 financial statements taken as a whole.
/s/ Deloitte & Touche LLP
Certified Public Accountants
Tampa, Florida
June 25, 2009

NEW ENGLAND LIFE INSURANCE COMPANY
AGENTS’ DEFERRED COMPENSATION PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2008 AND 2007

	2008	2007
Assets:
Participant directed investments — at estimated fair value (see Note 3)	$116,683,271	$146,661,171

Adjustment from estimated fair value to contract value for fully benefit-responsive investment contract	3,878,463	(34,199)

Net assets available for benefits	$120,561,734	$146,626,972

See accompanying notes to financial statements.

NEW ENGLAND LIFE INSURANCE COMPANY
AGENTS’ DEFERRED COMPENSATION PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2008

2008
Additions to net assets attributed to:
Employer contributions	$5,880,299
Investment income	5,417,456

Total additions	11,297,755

Deductions from net assets attributed to:
Net depreciation in estimated fair value of investments (see Note 4)	28,111,888
Benefit payments to participants	9,195,356
Other expenses	55,749

Total deductions	37,362,993

Net decrease in net assets	(26,065,238)

Net assets available for benefits:
Beginning of year	146,626,972

End of year	$120,561,734

See accompanying notes to financial statements.

NEW ENGLAND LIFE INSURANCE COMPANY
AGENTS’ DEFERRED COMPENSATION PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
     1. Description of the Plan
          The following description of the New England Life Insurance Company Agents’ Deferred Compensation Plan and Trust (the “Plan”) is provided for general information purposes only. Participants (as defined below) should refer to the Plan document for a more complete description of the Plan.
          General Information
          The Plan is a noncontributory profit sharing defined contribution plan available to certain insurance agents of New England Life Insurance Company (the “Company”), a wholly-owned subsidiary of Metropolitan Life Insurance Company (“MetLife”). Such agents are eligible to participate in the Plan on the January 1 or July 1 immediately following the completion of two years of service. The Plan is designed to comply with the requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The administrator of the Plan (the “Plan Administrator”) is an officer of MetLife who was delegated administrative responsibilities from the Company in 2005. Recordkeeping services are performed for the Plan by an independent third party.
          Prior to January 6, 2008, the Plan’s investment options consisted mainly of separate accounts and a stable value fund (see Note 3). Effective January 6, 2008, the Plan consists of three categories of investment options — Target Retirement Funds, Individual Core Investment Funds and a Self-Directed Brokerage Account (“SDB”). The Target Retirement Funds, the Individual Core Investment Funds (with the exception of the MetLife Company Stock Fund), and the SDB are held in trust by Orchard Trust Company, LLC, as trustee.

          Following are the fund choices within the Target Retirement Funds and Individual Core Investment Funds categories:

Target Retirement Funds	Individual Core Investment Funds
Target Retirement Income Fund	NEF Stable Value Fund
Target Retirement 2010 Fund	Vanguard Total Bond Market Index—Inst Fund
Target Retirement 2015 Fund	Goldman Sachs Large Cap Value Fund
Target Retirement 2020 Fund	Vanguard Institutional Index Fund
Target Retirement 2025 Fund	T. Rowe Price Blue Chip Growth Fund
Target Retirement 2030 Fund	CGM Capital Growth Account
Target Retirement 2035 Fund	Vanguard Mid Capitalization Index Ins Fund
Target Retirement 2040 Fund	Vanguard Small Cap Index Fund
Target Retirement 2045 Fund	Loomis Sayles Small Cap Growth Instl Fund
Target Retirement 2050 Fund	Artio International Equity II-I Fund
MetLife Company Stock Fund
          The Target Retirement Funds and the Individual Core Investment Funds together constitute the core investment options of the Plan (“Core Funds”). To supplement the Core Funds, the Plan offers to all participants the ability to transfer funds out of the Core Funds into a SDB. The SDB works like a personal brokerage account by providing participants with direct access to a wide variety of mutual funds that are available to the public through many well-known mutual fund families.
          Participants may allocate contributions to each fund, including (effective January 1, 2008), a fund holding primarily shares of common stock of MetLife, Inc., known as the MetLife Company Stock Fund. The MetLife Company Stock Fund is held in the New England Life Insurance Company Defined Contribution Plans Master Trust (the “New England Master Trust”) (see Note 5) by The Bank of New York Mellon, as trustee.
          Effective August 1, 2008, a frozen fund (the “RGA Frozen Fund”) was established to primarily hold shares of the Class B common stock of Reinsurance Group of America, Incorporated (“RGA”) issued in connection with the exchange offer of shares of MetLife, Inc. common stock held in the MetLife Company Stock Fund (a “frozen” fund is one into which participants may neither direct contributions nor transfer balances from other funds). On November 25, 2008, RGA reclassified its shares of common stock, including Class B, into a single class. The RGA Frozen Fund is also held in trust by the New England Master Trust (see Note 5).

          Participation
          Full-time insurance agents of the Company (as defined in and with such exceptions as set forth in the Plan document) are eligible to participate in the Plan.
          Participant Accounts
          The recordkeeper maintains individual account balances for each agent who participates in the Plan (each such agent, a “participant”). Each participant’s account is credited with employer contributions, as discussed below, charged with withdrawals, and allocated investment earnings or losses as provided by the Plan document.
          Contributions
          Each year, the Company contributes to the Plan an amount equal to 11.667% of eligible commissions, as defined in the Plan document, on behalf of each participant. Such contributions are subject to certain Internal Revenue Code (“IRC”) limitations.
          Withdrawals and Distributions
          A participant may request withdrawals from the Plan under the conditions set forth in the Plan document. Distributions from the Plan are generally made upon a participant’s or beneficiary’s request in connection with his or her retirement, death, or total disability (as defined in the Plan document). The participant or beneficiary may elect to receive either a lump sum, installment payments or an annuity actuarially equivalent in value to the participant’s account as of the relevant date of distribution. For those participants who request that an annuity contract be purchased with their benefits under the Plan, the Plan purchases an individual annuity contract from MetLife. Upon the purchase of such an annuity, the benefits thereunder become fully guaranteed by MetLife. Accordingly, the Plan’s financial statements exclude assets which pertain to such annuity contracts. Upon termination other than retirement, death, or total disability, participants may receive benefits in the form of a lump sum or installment payments.
          Vesting
          Participants’ account balances are 100% vested and nonforfeitable at all times.
          Loans
          A participant may borrow from his or her account up to a maximum of $50,000 (reduced by the highest outstanding balance of loans) or 50% of the participant’s account balance (reduced by outstanding loans on the date of the loan), whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates that are 1% over the prime rate published in the Wall Street Journal on the last business day of the quarter before the loan is originated. The loan balance outstanding as of December 31, 2008 and 2007 was $2,883,518 and $2,633,194, respectively.
          Plan Amendments
          For the years ended December 31, 2008 and 2007, the following material Plan amendments were adopted and became effective:
          Effective with respect to tender or exchange offers of MetLife, Inc. common stock made on or after September 1, 2008, the Plan Administrator has the discretion to decline any instruction if the instruction would result in the participant’s account holding shares of stock of any corporation not a member of the Company’s control group (as defined in the IRC) and/or which would require the Plan Administrator to maintain a separate fund intended to be invested primarily in the stock of the offeror. However, if as a result of the tender or exchange offer, the offeror becomes or is expected to become a member of the Company’s control group, the Plan Administrator may not decline such instruction.
          Effective August 1, 2008, the RGA Frozen Fund was added to the Plan. See “-General Information”
          Effective July 1, 2008, the method of determining whether to instruct the Plan trustee to tender or exchange shares of MetLife, Inc. common stock for which instructions were not timely received is changed to a presumption that the participant intended to instruct the trustee not to tender such shares.
          Effective January 1, 2008, the Plan was further amended to clarify language in several provisions related to compensation, service, governance and other Plan provisions.
          Effective July 1, 2007, the Company established the SDB. The SDB was established on the participants’ behalf with an independent broker, through which a participant may invest in mutual funds. Participants may exchange investment units between one or more of the Core Funds offered under the Plan and the SDB money market fund under the SDB.

     2. Summary of Significant Accounting Policies
          The following are the significant accounting policies followed by the Plan:
          Basis of Accounting
          The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).
          Use of Estimates
          The preparation of financial statements in conformity with GAAP requires the Plan Administrator to adopt accounting policies and make estimates and assumptions that affect certain reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.
          Risks and Uncertainties
          The Plan utilizes various investment vehicles, including mutual funds and investment contracts with insurance companies. Such investments, in general, are exposed to various risks, such as overall market volatility, interest rate risk, and credit risk. Conditions in the equity and credit markets resulted in unprecedented market dislocations and volatility during the year ended December 31, 2008. While these conditions did result in a substantial decrease in the estimated fair value of the Plan’s investments, there was no direct impact on the Plan’s ability to effect transactions at prices then currently available or amounts otherwise contractually required. Further volatility in the equity and credit markets could materially affect the value of the Plan’s investments reported in the financial statements.
          Investment Valuation and Income Recognition
          The Plan’s investments are stated at estimated fair value. The NEF Stable Value Fund, which represents a fully benefit-responsive investment in the general account of MetLife (see Note 7) is stated at estimated fair value and then adjusted to contract value as a single amount reflected separately in the statements of net assets available for benefits. The statement of changes in net assets available for benefits, as it relates to the NEF Stable Value Fund, is presented on a contract value basis.
          The Plan follows the provisions of Statement of Financial Accounting Standards 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. When quoted prices are not used to determine fair value, SFAS 157 requires consideration of three broad valuation techniques:

(i) the market approach, (ii) the income approach, and (iii) the cost approach. The approaches are not new, but SFAS 157 requires that entities determine the most appropriate valuation technique to use, given what is being measured and the availability of sufficient inputs. SFAS 157 prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available. The Plan has categorized its investments into a three-level hierarchy, based on the priority of the inputs to the respective valuation technique (see Note 6). The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). An asset’s (or liability’s) classification within the fair value hierarchy is based on the lowest level of significant input to its valuation. SFAS 157 defines the input levels as follows:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2	Quoted prices in markets that are not active or inputs that are observable either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities other than quoted prices in Level 1; quoted prices in markets that are not active; or other inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable inputs that are supported by little or no market activity and are significant to the estimated fair value of the assets or liabilities. Unobservable inputs reflect the reporting entity’s own assumptions about the assumptions that market participants would use in pricing the asset or liability. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.
          The estimated fair values of the Core Funds (excluding the CGM Capital Growth Account and the MetLife Company Stock Fund), which represent investments in publicly available mutual funds, are determined using the net asset value published by the respective fund managers on the applicable reporting date.
          The estimated fair values of the separate accounts, including the CGM Capital Growth Account, offered under a group annuity contract with MetLife are determined by references to the underlying assets of the separate accounts. The underlying assets of the separate accounts are principally comprised of common stocks, bonds, and other investments, including a publicly available mutual fund in the CGM Capital Growth Account managed by The CGM Funds. The underlying assets of the separate accounts reflect the accumulated contributions, dividends and realized and unrealized investment gains or losses apportioned to such contributions, less withdrawals, distributions, loans to participants, allocable expenses relating to the purchase, sale and maintenance of the assets, and an allocable part of investment-related expenses. The estimated fair values of the separate accounts are expressed in the form of unit values. The unit values are calculated and provided daily by MetLife and represent the price at which participant-directed contributions and transfers are effected.
          The estimated fair value of the funds held in the SDB is determined by reference to the underlying shares of the publicly available mutual funds, other than the Core Funds, held within each participant’s respective account. Such estimated fair value is based on the net asset values published by the respective fund managers on the applicable reporting date.
          The NEF Stable Value Fund represents the Plan’s fully benefit-responsive investment in the general account of MetLife (see Note 7). Estimated fair value of the NEF Stable Value Fund was calculated by discounting the contract value, which is payable in ten annual installments upon termination of the contract by the Plan, using the yield of the Moody’s Baa Industrial Bond Index on the appropriate valuation dates.
          The estimated fair values of the Plan’s interest in the New England Master Trust (see Note 5) is determined by reference to the underlying assets held in the trust. These underlying assets represent accumulated contributions, dividends and realized and unrealized investment gains or losses apportioned to such contributions, less withdrawals, distributions, loans to participants, allocable expenses relating to the purchase, sale and maintenance of the assets, and an allocable part of investment-related expenses. At December 31, 2008, the Plan’s interest in the net assets of the New England Master Trust was approximately 53%. The underlying assets of the New England Master Trust at December 31, 2008 were principally comprised of the MetLife Company Stock Fund and the RGA Frozen Fund, each of which is a proprietary fund and is described more fully in the General Information section of Note 1. The estimated fair value of the MetLife Company Stock Fund and the RGA Frozen Fund was determined by reference to the common stock of MetLife, Inc. and RGA, respectively, each of which is traded on the New York Stock Exchange.
          Loans to participants are carried at the outstanding loan balance, which approximates estimated fair value.
          Contributions are recognized when due and withdrawals and distributions are recognized when incurred. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.
          Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses for investments are reflected as a reduction of return on such investments.

          Interest, dividends and administrative expenses relating to the New England Master Trust are allocated to each participating defined contribution plan based upon average daily balances invested by each plan.
          Payment of Benefits
          Benefit payments to participants are recorded upon distribution.
          Other Expenses
          Except for a limited amount of fees related to participant transactions, expenses of the Plan are paid by the Company. Investment management fees and operating expenses charged to the Plan for investments in the mutual funds held in the SDB are deducted from investment income on a daily basis and are not separately reflected. Consequently, investment management fees and operating expenses for investments in such mutual funds are reflected as a reduction of return on such investments.

     3. Investments
          The Plan’s investments were as follows as of December 31, 2008 and 2007:

	December 31,
	2008		2007
Target Retirement Funds:
Vanguard Target Retirement 2020 Fund	$168,725		$—
Vanguard Target Retirement 2035 Fund	166,607		—
Vanguard Target Retirement 2050 Fund	151,796		—
Vanguard Target Retirement 2040 Fund	57,223		—
Vanguard Target Retirement Income Fund	40,122		—
Vanguard Target Retirement 2025 Fund	35,613		—
Vanguard Target Retirement 2015 Fund	30,573		—
Vanguard Target Retirement 2030 Fund	21,744		—
Vanguard Target Retirement 2010 Fund	19,842		—
Vanguard Target Retirement 2045 Fund	12,378		—

Total Target Retirement Funds	704,623		—

Individual Core Investment Funds (excluding MetLife Company Stock Fund):
NEF Stable Value Fund	69,103,060	*	68,171,489	*
CGM Capital Growth Account	12,910,403	*	23,136,938	*
Goldman Sachs Large Cap Value Fund	6,921,819	*	—
Artio International Equity II - I Fund	5,657,422		—
Vanguard Mid Capitalization Index Inst Fund	4,236,016		—
Vanguard Total Bond Market Index - Inst Fund	3,054,908		—
Loomis Sayles Small Cap Fund	3,240,709		—
T. Rowe Price Blue Chip Growth Fund	2,363,938		—
Vanguard Institutional Index Fund	2,385,902		—
Vanguard Small Cap Index Fund	199,939		—

Total Individual Core Investment Funds	110,074,116		91,308,427

Separate Accounts (excluding the CGM Capital Growth Account):
Templeton Foreign Fund	—		10,972,749	*
Davis Venture Value Account	—		10,317,213	*
Loomis Sayles Small Cap Account	—		5,927,923	*
Harris Oakmark Focused Value Account	—		4,132,774
T. Rowe Price Equity Income Account	—		3,972,026
Westpeak Equity Securities Account	—		3,191,546
Franklin Small-Mid Cap Growth Account	—		2,995,998
Black Rock Legacy Large Cap Growth	—		2,971,226
Loomis Sayles Core Bond Fund	—		2,479,828
NEF Select Mid Cap Account	—		2,157,670
New England Zentih Balanced Account	—		1,105,254
Fidelity Advisor Equity Growth Account	—		1,210,774

Total Separate Account Funds	—		51,434,981

Plan’s interest in the New England Master Trust (see Note 5)	881,585		—
SDB	2,139,429		1,284,569
Participant Loans	2,883,518		2,633,194

Total Investments	$116,683,271		$146,661,171

*	Represents 5% percent or more of the net assets available for benefits.

     4. Net Depreciation in Estimated Fair Value of Investments
          The Plan’s net depreciation in estimated fair value of investments (including realized and unrealized gains and losses) was as follows for the year ended December 31, 2008:

December 31,
2008
Individual Core Investment Funds (excluding the MetLife Company Stock Fund)	$(24,827,914)
Separate Accounts (excluding CGM Capital Growth Account)	(1,944,557)
SDB	(1,022,236)
Target Retirement Funds	(204,916)
Plan’s interest in the New England Master Trust (see Note 5)	(112,265)

Net depreciation in estimated fair value of investments	$(28,111,888)

     5. Interest in Master Trust
          The New England Master Trust was established to hold certain investments of several Company-sponsored defined contributions plans, including the Plan. Each participating defined contribution plan has an undivided interest in the New England Master Trust. At December 31, 2008, the Plan’s interest in the net assets of the New England Master Trust was approximately 53%.
          The New England Master Trust’s investments were as follows at December 31, 2008:

December 31,
2008
Investments:
MetLife Company Stock Fund	$1,651,209
RGA Frozen Fund	16,228

Total Investments	1,667,437

Receivable for securities sold	7,826
Interest receivable	13
Cash payable	(3,946)
Payable for securities purchased	(3,385)

Total net assets available in the New England Master Trust	$1,667,945

Plan’s interest in the New England Master Trust	$881,585

          The New England Master Trust’s net depreciation in the estimated fair value of investments (including realized and unrealized gains and losses) was as follows for the year ended December 31, 2008:

Year Ended
December 31,
2008
Net depreciation in fair value of investments:
MetLife Company Stock Fund	$(249,862)
RGA Frozen Fund	(1,482)

Net depreciation in estimated fair value of investments	$(251,344)

Plan’s share of net depreciation in estimated fair value of investments	$(112,265)

     6. Fair Value Measurements
          Plan assets have been classified in their entirety within a level of the fair value hierarchy based on the lowest level of input that is significant to the estimated fair value measurement, as set forth below:

		Assets Held Outside the New England Master Trust
		Estimated Fair Value Measurements at
		December 31, 2008
		Quoted Prices in
		Active Markets		Significant
		for Identical	Significant Other	Unobservable
		Assets	Observable Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)

Vanguard Target Retirement 2010 Fund	$19,842	$19,842	$—	$—
Vanguard Target Retirement 2015 Fund	30,573	30,573	—	—
Vanguard Target Retirement 2020 Fund	168,725	168,725	—	—
Vanguard Target Retirement 2025 Fund	35,613	35,613	—	—
Vanguard Target Retirement 2030 Fund	21,744	21,744	—	—
Vanguard Target Retirement 2035 Fund	166,607	166,607	—	—
Vanguard Target Retirement 2040 Fund	57,223	57,223	—	—
Vanguard Target Retirement 2045 Fund	12,378	12,378	—	—
Vanguard Target Retirement 2050 Fund	151,796	151,796	—	—
Vanguard Target Retirement Income Fund	40,122	40,122	—	—
Artio International Equity II -I Fund	5,657,422	5,657,422	—	—
T. Rowe Price Blue Chip Growth Fund	2,363,938	2,363,938	—	—
Loomis Sayles Small Cap Growth Instl Fund	3,240,709	3,240,709	—	—
Goldman Sachs Large Cap Value Fund	6,921,819	6,921,819	—	—
Vanguard Mid Capitalization Index Ins Fund	4,236,016	4,236,016	—	—
Vanguard Small Cap Index Fund	199,939	199,939	—	—
Vanguard Total Bond Market Index Fund	3,054,908	3,054,908	—	—
Vanguard Institutional Index Fund	2,385,902	2,385,902	—	—
NEF Stable Value Fund	69,103,060	—	69,103,060	—
CGM Capital Growth Account	12,910,403	—	12,910,403	—
SDB	2,139,429	—	2,139,429	—
Participant Loans	2,883,518	—	2,883,518	—

Total Assets (excluding the Plan’s interest in the New England Master Trust)	$115,801,686	$28,765,276	$87,036,410	$—

		Assets Held Inside the New England Master Trust
		Estimated Fair Value Measurements at
		December 31, 2008
		Quoted Prices in	Significant
		Active Markets	Other	Significant
		for Identical	Observable	Unobservable
		Assets	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)

MetLife Company Stock Fund	$1,651,209	$—	$1,651,209	$—
RGA Frozen Fund	16,228	—	16,228	—

Total Investments in the New England Master Trust	$1,667,437	$—	$1,667,437	$—

7. Fully Benefit-Responsive Investment with MetLife
          The NEF Stable Value Fund represents a fully benefit-responsive investment in the general account of MetLife through which participants may direct contributions made on their behalf into the general account of MetLife. The Plan’s assets invested in the NEF Stable Value Fund are included in the Plan’s financial statements at estimated fair value and then adjusted to contract value as a single amount reflected separately in the statements of net assets available for benefits. Contract value represents accumulated contributions directed to the investment, plus interest credited, less participant withdrawals and expenses. Participants may direct the withdrawal for benefit payments or loans or transfer of all or a portion of their investment to other investments offered under the Plan at contract value. The crediting interest rate is established annually by MetLife in a manner consistent with its practices for determining such rates, but which may not be less than zero percent. The crediting interest rate for participants and average yield for the NEF Stable Value Fund were 6.75% for each of the years ended December 31, 2008 and 2007.
          The Plan’s investment in the NEF Stable Value Fund had contract values of $72,981,523 and $68,137,290 at December 31, 2008 and 2007, respectively. The estimated fair market value of these investments was $69,103,060 and $68,171,489 at December 31, 2008 and 2007, respectively. The estimated fair value is presented for measurement and disclosure purposes. Upon termination of the underlying contract by the Plan, proceeds will be paid for the benefit of the participants at the contract value, determined on the date of termination, in ten equal annual installments plus additional interest credited.
          While the Plan may elect to do so at any time, it does not currently intend to terminate the contract underlying this investment. There are no reserves against the reported contract value for credit risk of the Company, as the issuer of the contract that constitutes this fully benefit-responsive investment.

8. Related-Party Transactions
          The Plan invests in the NEF Stable Value Fund which is a fully benefit-responsive investment in the general account of MetLife. The estimated fair value of these investments was $69,103,060 and $68,171,489 at December 31, 2008 and 2007, respectively. Total investment income from the NEF Stable Value Fund was $4,598,844 for the year ended December 31, 2008.
          At December 31, 2008, the New England Master Trust held approximately 47,300 shares of common stock of MetLife, Inc. in the MetLife Company Stock Fund invested through the New England Master Trust with a cost basis of approximately $1,900,000 of which approximately 53% was allocable to the Plan. During the year ended December 31, 2008, the New England Master Trust recorded dividend income on MetLife, Inc. common stock of approximately $25,000, of which approximately 53% was allocable to the Plan.
          During 2008 and 2007, all of the separate accounts in the Plan (see Note 3), including the CGM Capital Growth Account, were managed by MetLife. At December 31, 2008, the CGM Capital Growth Account was the only remaining pooled separate account managed by MetLife in the Plan. The balance of the separate account investments was $12,910,403 and $74,571,919 at December 31, 2008 and 2007, respectively. Total net depreciation, including realized and unrealized gains and losses, for these separate account investments was ($10,561,673) for the year ended December 31, 2008. As discussed in Note 2, management fees and operating expenses charged to the Plan for the CGM Capital Growth Account by MetLife are deducted from investment income on a daily basis and reflected as a reduction in the reported investment returns. Based on a weighted-average rate of 0.88% charged for the fund, such management and operating expenses included as a reduction of investment income totaled approximately $158,052 for the year ended December 31, 2008. The Company is the sponsor of the Plan and, therefore, transactions between the Plan and MetLife qualify as party-in-interest transactions.
9. Termination of the Plan
          While the Company intends that the Plan be permanent, it has the right to amend or discontinue it.
10. Federal Income Tax Status
          The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated June 30, 2003, (see Note 12) that the Plan was designed in accordance with the applicable requirements of the IRC. The Plan has been amended since receiving such determination letter; however, except as indicated in the following two paragraphs, the Plan Administrator believes that the Plan is designed and currently being operated in material compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax exempt under the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements. In 2003, the Company identified certain operational defects in the Plan:
•	Delayed Enrollment — Approximately 108 participants began accruing benefits at a date later than their initial eligibility date as provided under the Plan. As a result, the Company has determined it must make retroactive contributions to these participants’ accounts in the amount of $707,744 plus earnings thereon. The Company credited these contributions to the affected participant accounts during the 2005 plan year. A credit of $335,361 for the associated earnings was made to the participants’ accounts during 2008.

•	Reporting Deemed Distributions — The Company identified approximately 64 loans that qualified for reporting as deemed distributions under the applicable regulations during the 2000 through 2002 Plan years, but had not been so reported. The Company has communicated with the participants’ whose loan balances had qualified as deemed distributions and has since settled or brought current all loans within the Plan.
          On June 13, 2006, the Company submitted a filing under the IRS’ Voluntary Compliance Program with regard to the matters discussed herein. On May 9, 2008, the IRS issued a compliance statement to the Plan approving the corrective actions taken by the Company as Plan sponsor. Accordingly, the Plan Administrator continues to believe that the Plan is tax qualified.

11. Reconciliation of Financial Statements to Form 5500
          The following is a reconciliation of net assets available for benefits per the financial statements to net assets per the Form 5500, Schedule H, Part I, Asset and Liability Statement, as of December 31, 2008 and 2007:

	2008	2007

Net assets available for benefits per the financial statements	$120,561,734	$146,626,972

Adjustment from contract value to estimated fair value for fully benefit-responsive contracts	(3,878,463)	34,199

Current year cumulative deemed distributions	(459,828)	(354,425)

Net assets per Form 5500, Schedule H, Part I, Line l	$116,223,443	$146,306,746

     The following is a reconciliation of the decrease in net assets per the financial statements to net loss per Form 5500, Schedule H, Part II, as of December 31, 2008:

2008
Decrease in Net Assets per the financial statements	$(26,065,238)

Adjustment from contract value to estimated fair value for fully benefit-responsive contracts	(3,878,463)
Current year cumulative deemed distributions	(459,828)
Prior year cumulative deemed distributions	354,425

Net loss per Form 5500, Schedule H, Part II, line k	$(30,049,104)

12. Subsequent Event
     In January 2008, the Plan filed a determination letter request with the IRS. On April 13, 2009, the Plan received a favorable determination letter on its tax-qualified status from the IRS.
******

NEW ENGLAND LIFE INSURANCE COMPANY AGENTS’
DEFERRED COMPENSATION PLAN AND TRUST
FORM 5500, Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year)
As of December 31, 2008

		(c) Description of Investment, Including
	(b) Identity of Issuer, Borrower,	Maturity Date, Rate of Interest, Collateral,			(e) Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	(d) Cost***		Value

		Target Retirement Funds:
		Vanguard Target Retirement 2020 Fund	*	**	$168,725
		Vanguard Target Retirement Income Fund	*	**	166,607
		Vanguard Target Retirement 2035 Fund	*	**	151,796
		Vanguard Target Retirement 2050 Fund	*	**	57,223
		Vanguard Target Retirement 2030 Fund	*	**	40,122
		Vanguard Target Retirement 2040 Fund	*	**	35,613
		Vanguard Target Retirement 2025 Fund	*	**	30,573
		Vanguard Target Retirement 2015 Fund	*	**	21,744
		Vanguard Target Retirement 2010 Fund	*	**	19,842
		Vanguard Target Retirement 2045 Fund	*	**	12,378

		Total Target Retirement Funds			704,623

		Individual Core Investment Funds (excluding the MetLife Company Stock Fund):
*	Metropolitan Life Insurance Company	NEF Stable Value Fund **	*	**	69,103,060
*	Metropolitan Life Insurance Company	CGM Capital Growth Account	*	**	12,910,403
		Goldman Sachs Large Cap Value Fund	*	**	6,921,819
		Artio International Equity II -1 Fund	*	**	5,657,422
		Vanguard Mid Capitalization Index Ins Fund	*	**	4,236,016
		Vanguard Total Bond Market Index Fund	*	**	3,240,709
		Loomis Sayles Small Cap Growth Instl Fund	*	**	3,054,908
		T. Rowe Price Blue Chip Growth Fund	*	**	2,385,902
		Vanguard Institutional Index Fund	*	**	2,363,938
		Vanguard Small Cap Index Fund	*	**	199,939

		Total Individual Core Investment Funds			110,074,116

*	New England Life Insurance Company	Plan interest in the New England Master Trust	*	**	881,585
*	Various Participants	Participant loans-various principal amounts maturing through 4/14/2018, interest rates ranging from 4.0% to 9.5%			2,883,518

		SDB	*	**	2,139,429

		Participant-directed investments **			$116,683,271

*	Permitted party-in-interest.

**	At estimated fair value.

***	Cost has been omitted with respect to participant-directed investments.

SIGNATURES
          The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

By:	/s/ Margery Brittain
Name:	Margery Brittain
Title:	Plan Administrator

Date: June 29, 2009

EXHIBIT INDEX

EXHIBIT
NUMBER	EXHIBIT NAME
23.1	Consent of Independent Registered Public Accounting Firm